UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

    X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

or

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from   to

Commission file number 1-3619

A.   Full title of the Plan and the address of the plan, if different from that of the issuer named
below:

PFIZER SAVINGS PLAN

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal
executive office:

**PFIZER INC
235 EAST 42ND STREET
NEW YORK, NEW YORK 10017**

PFIZER SAVINGS PLAN

INDEX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Savings Plan Committee
Pfizer Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Pfizer Savings Plan (the "Plan") as of December 31, 2007 and 2006, and the related statements of changes in net assets available for plan benefits for each of the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2007 and Schedule H, Line 4j - Schedule of Reportable Transactions for the Year Ended December 31, 2007 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Memphis, Tennessee

June 25, 2008

PFIZER SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,	
(thousands of dollars)	**2007**	**2006**
Assets:		
Investments, at fair value:		
Pfizer Inc common stock	$1,320,520	$2,071,698
Mutual funds	1,366,805	1,285,496
Common/collective trust funds	1,404,129	990,828
Fixed income funds	348,190	355,042
	4,439,644	4,703,064
Loans to participants	56,958	68,158
Total investments, at fair value	4,496,602	4,771,222
Receivables:		
Participant contributions	7,005	8,680
Company contributions	2,894	3,595
Receivable for securities sold	--	168,170
Interest	170	108
Total receivables	10,069	180,553
Total assets	4,506,671	4,951,775
Liabilities:		
Payable for securities purchased	--	(1,265)
Investment management fees payable	(334)	(712)
Total liabilities	(334)	(1,977)
Net assets available for plan benefits, at fair value	4,506,337	4,949,798
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,238)	4,419
Net assets available for plan benefits	$4,504,099	$4,954,217

See Notes to Financial Statements which are an integral part of these financial statements.

4

PFIZER SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

| | Year-ended December 31, | |
(thousands of dollars)	2007	2006
Additions/(reductions):		
Additions/(reductions) to net assets attributed to:		
Investment income:		
Net appreciation/(depreciation) in investments	$ (6,915)	$ 508,693
Pfizer Inc common stock dividends	77,043	80,837
Interest income	17,756	22,599
Dividend income	8,222	5,314
Interest income from loans to participants	4,634	4,369
	100,740	621,812
Less: Investment management fees	(1,219)	(1,302)
	99,521	620,510
Transfers into Plan	3,702	--
Contributions:		
Participant	271,599	297,741
Company	111,638	124,269
	383,237	422,010
Total additions, net	486,460	1,042,520
Deductions:		
Deductions from net assets attributed to:		
Benefits paid to participants	(936,578)	(544,325)
Net increase/(decrease)	(450,118)	498,195
Net assets available for plan benefits:		
Beginning of year	4,954,217	4,456,022
End of year	$4,504,099	$4,954,217

See Notes to Financial Statements which are an integral part of these financial statements.

PFIZER SAVINGS PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(in thousands of dollars)

1. Description of the Plan

The Pfizer Savings Plan is a defined contribution retirement plan. Participation in the Plan is open to any employee of Pfizer Inc (the Plan Sponsor) or an affiliate which has, with the consent of the Plan Sponsor, adopted the Plan (Participating Employers), and who is included within a group or class designated by the Plan Sponsor as set forth in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and the Internal Revenue Code of 1986, as amended (the Code).

The following is a general description of certain provisions of the Plan. Participants should refer to the Plan document for more complete information.

Plan Administration

The Savings Plan Committee of Pfizer Inc monitors and reports on the selection and termination of the trustee and investment managers and on the investment activity and performance of the Plan.

Administrative Costs

Except for investment management fees and redemption fees associated with certain investment fund options, all costs and expenses of administering the Plan are paid and absorbed by the Plan Sponsor and Participating Employers (collectively, the Company).

Contributions

Participants may make contributions on an after-tax basis and/or on a before-tax basis (that is, choose to reduce their compensation and have the Company contribute such amount to the Plan on their behalf). Contributions are subject to certain restrictions under the Code. Contributions of up to 3% of compensation are matched 100% by the Company and the next 3% are matched 50% by the Company. Employee contributions in excess of 6% are not matched. Participants who are eligible employees are permitted to roll over into the Plan eligible distributions from other qualified employer sponsored savings plans and conduit IRAs.

Effective January 1, 2008, a Roth 401(k) contribution option was added to the Plan which allows participants to contribute after-tax dollars, and allows for tax-free earnings on those contributions if subsequent distributions are qualified under the Code.

Participant Accounts

Each participant's account is credited with the participant's contributions, allocations of the Company's contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. Participants are immediately vested in the full value of their account (i.e., participant's and Company's contributions), except for certain accounts transferred from the Warner-Lambert Savings and Stock Plan.

Investment Options

Nonparticipant Directed Fund -- The Company contributes to one fund:

| Pfizer Match Fund | -- | This fund invests Company contributions in the common stock of Pfizer Inc. During 2006, a participant who had attained age 40 could diversify up to 25% of their total units in the Pfizer Match Fund into any of the other available investment funds. The amount of total units eligible for diversification increased 25% each 5 years through age 55 at which time the participant could diversify 100% of their units in the fund. |

Effective January 1, 2007, the Plan was amended to allow participants age 40 and older or participants under age 40 with at least three years of service to diversify 100% of their Company matching contributions into any of the other available investment funds at any time after the contributions have been made to their account.

Effective March 1, 2007, the Plan was further amended to eliminate the age and service requirements so that all Plan participants can diversify 100% of their Company matching contributions into any of the other available investment funds at any time after the contributions have been made to their account.

The fund may invest up to 0.25% of the fund balance in an S&P 500 index fund for purposes of liquidity.

Participant Directed Funds -- Each participant in the Plan elects to have his or her contributions invested in any one or combination of the following investment funds:

(a)   Barclays Global Investors US Debt Index Fund
(b)   Northern Trust Russell 2000 Small Cap Index Fund*
(c)   Northern Trust S&P 500 Equity Index Fund*
(d)   Pfizer Company Stock Fund
(e)   T. Rowe Price Stable Value Fund
(f)   T. Rowe Price Value Fund
(g)   Fidelity Low Price Stock Fund [1]
(h)   Fidelity Large Cap Blend Fund
(i)   Fidelity Large Cap Growth Fund
(j)   Fidelity Mid Cap Stock Fund
(k)   Fidelity Growth Fund
(l)   T. Rowe Price Small Cap Stock Fund
(m)   Capital Guardian International Fund
(n)   T. Rowe Price Health Science Fund [2]
(o)   Fidelity Specialty Technology Fund [2]
(p)   Barclays Global Investors Lifepath Retirement Portfolio
(q)   Barclays Global Investors Lifepath 2010 Fund
(r)   Barclays Global Investors Lifepath 2020 Fund
(s)   Barclays Global Investors Lifepath 2030 Fund
(t)   Barclays Global Investors Lifepath 2040 Fund
(u)   Barclays Global Investors TIPS Index Fund [3]
(v)   Dodge & Cox International Fund [3]
(w)   Self-directed brokerage account [3]

*   Northern Trust sponsored fund.
[1]   Closed to new investors as of July 30, 2004.
[2]   The Fidelity Specialty Technology Fund and T. Rowe Price Health Science Fund were closed to new investments as of January 1, 2008. On April 30, 2008, participant balances in these funds were transferred to an appropriate Barclays Global Investors Lifepath Fund based on the year of the individual participant's birth.

[3] Effective January 1, 2008, Barclays Global Investors TIPS Index Fund, Dodge & Cox International Fund, and a self-directed brokerage account were added as investment options in the Plan.

The trustee of the Plan, The Northern Trust Company, manages investments in its sponsored funds and, therefore, is deemed a party-in-interest and a related party. The Plan's trust agreement provides that any portion of any of the investment funds may, pending its permanent investment or distribution, be invested in short-term investments.

Eligibility

Generally, all U.S.-based employees of the Company, except certain employees who are either covered by a collective bargaining agreement and have not negotiated to participate in the Plan, are employed by a unit not designated for participation in the Plan, or are otherwise eligible for another Company sponsored savings plan, are eligible to enroll in the Plan on their date of hire.

On January 1, 2008, the Pharmacia Savings Plan was merged into the Pfizer Savings Plan. Participants eligible to participate in or who held balances in the Pharmacia Savings Plan became eligible to participate in the Pfizer Savings Plan. Participant balances of the Pharmacia Savings Plan were transferred into investment options offered by the Pfizer Savings Plan as of that date.

Loans to Participants

Plan participants are permitted to borrow against their vested account balance. The minimum amount a participant may borrow is one thousand dollars and the maximum amount is the lesser of 50% of the vested account balance reduced by any current outstanding loan balance, or fifty thousand dollars, reduced by the highest outstanding loan balance in the preceding 12 months.

Under the terms of the Plan, loans must be repaid within five years, unless the funds are used to purchase a primary residence. Primary residence loans must be repaid within 15 years. The interest rate on all loans is based on the prime rate, as defined, plus 1%. Interest paid by the participant is credited to the participant's account. Interest income from participant loans is recorded by the trustee as earned in the nonparticipant and participant directed funds in the same proportion as the original loan issuance. Interest rates on outstanding loans ranged from 4.75% to 10.5% at December 31, 2007 and from 4% to 10.5% at December 31, 2006.

In the event of termination, participants will have 90 days to repay the loan before the loan is considered taxable to the participant. An additional 10% penalty tax may also apply.

Benefit Payments

Upon separation from service, retirement or disability, a participant is entitled to receive the full value of the account balance in the form of a lump sum distribution. A participant generally may elect to receive his account balance at any time up to the later of 13 months after termination or age 65, subject to the provisions of the Plan. In the event of a participant's death, a spouse beneficiary generally may elect a lump sum payment or defer payments until the later of 13 months from the date of death or when the participant would have reached age 65. A nonspouse beneficiary generally may defer payment until 13 months from the date of participant's death.

In-Service Withdrawals

Participants in the Plan may make in-service or hardship withdrawals from their account balances subject to the provisions of the Plan.

Plan Termination

The Plan Sponsor expects to continue the Plan indefinitely, but reserves the right to amend, suspend or discontinue it in whole or in part at any time by action of the Plan Sponsor's Board of Directors or its authorized designee. In the event of termination of the Plan, each participant shall be entitled to the full value of his or her account balance as though he or she had retired as of the date of such termination. No part of the invested assets established pursuant to the Plan will at any time revert to the Company, except as otherwise permitted under ERISA.

2.   Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting, however, benefit payments are recorded when paid. For treatment of benefits payable, refer to Note 8.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the accompanying statement of net assets available for plan benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for plan benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of increases and decreases to net assets during the reporting period and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

Pfizer Inc common stock is valued at the closing market price on the last business day of the year. Mutual funds are recorded at fair value based on the closing market prices obtained from national exchanges of the underlying investments of the respective fund as of the last business day of the year. Common/collective trust funds are stated at redemption value as determined by the trustees of such funds based upon the underlying securities stated at fair value. Fixed income funds represent investments in guaranteed investment contracts (GICs) and synthetic investment contracts (SICs) which are reported at fair value, with an appropriate adjustment to report such contracts at contract value, by the insurance companies and underlying banks, respectively, because these investments are fully benefit-responsive (see Note 6). Loans to participants, which are subject to various interest rates, are recorded at cost which approximates fair value.

The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation/ (depreciation) in the value of its investments, which consists of realized gains and losses and the unrealized appreciation/(depreciation) on those investments, and the change in contract value of the GICs and SICs.

Forfeitures

Forfeited amounts are used to reduce Company contributions.

Risk and Uncertainties

Investment securities, including Pfizer Inc common stock, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in their fair values could occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits.

Investment Transactions

Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

Reclassifications

Certain 2006 balances have been reclassified to be consistent with the current year presentation.

Recently Issued Accounting Standards Not Adopted as of December 31, 2007

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard No. 157, *Fair Value Measurements* (SFAS 157) and in February 2008, issued Financial Staff Position No. 157-2, *Effective Date of FASB Statement No. 157.* Those provisions relate to our financial assets and liabilities carried at fair value and our fair value disclosures related to financial assets and liabilities. SFAS 157 defines fair value, expands related disclosure requirements and specifies a hierarchy of valuation techniques based on the nature of the inputs used to develop the fair value measures. The provisions of SFAS 157 are effective for the Plan on January 1, 2008. The adoption of SFAS 157 is not expected to have a material impact on net assets available for plan benefits.

3.   **Transfers Into and Out Of the Plan**

In September 2005, the Plan Sponsor completed the acquisition of Vicuron Pharmaceuticals, Inc. In May 2006 the Plan Sponsor completed the acquisition of Rinat Neuroscience Corp. As a result, in April 2007, net assets of the Rinat Neuroscience Corp. 401(k) Savings Plan and the Vicuron Pharmaceuticals, Inc. 401(k) Plan in the amounts of $2,129 and $1,481, respectively, were transferred into the Plan.

On December 20, 2006, the Plan Sponsor sold the Pfizer Consumer Health (PCH) business to Johnson & Johnson. Impacted participants can, at their election and in accordance with Plan provisions and applicable law, effect a direct rollover of their balance to the applicable qualified deferred compensation plan sponsored by Johnson & Johnson.

4.   **Tax Status of the Plan**

The Internal Revenue Service has determined and informed the Plan Sponsor by letter dated August 19, 2005, that the Plan and related trust are designed in accordance with the applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Company's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision has been made for U.S. federal income taxes in the accompanying financial statements.

5. Investments

The following investments represent 5% or more of the Plan's net assets available for plan benefits.

	December 31,	
(thousands of dollars)	2007	2006
Pfizer Inc common stock*	$1,320,520	$2,071,698
Northern Trust S&P 500 Equity Index Fund	430,811	437,829
Capital Guardian International Fund	374,403	241,200
Fidelity Mid Cap Stock Fund	245,282	211,115
Fidelity Growth Fund	250,789	192,054
T. Rowe Price Value Fund	241,039	229,986

* Includes 32,840,908 nonparticipant directed shares and 25,255,012 participant directed shares at December 31, 2007 and 46,609,827 nonparticipant directed shares and 33,378,525 participant directed shares at December 31, 2006.

The Plan's investments (including gains and losses on investments sold, as well as held during the year) appreciated/(depreciated) in value as follows:

	Year-ended December 31,	
(thousands of dollars)	2007	2006
Net appreciation/(depreciation) in investments:		
Pfizer Inc common stock	$(189,424)	$224,486
Mutual funds	81,273	151,676
Common/collective trust funds	101,236	133,650
Bond funds	--	(1,119)
	$ (6,915)	$508,693

6. Investment Contracts with Insurance Companies

The T. Rowe Price Stable Value Fund consists primarily of fully benefit-responsive GICs and SICs. The contract value of the GICs and SICs represents contributions made under the contract and related earnings offset by participant withdrawals. At December 31, 2007 and 2006, the Plan held GICs with a contract value of $73,428 and $67,131, respectively, and SICs with a contract value of $272,524 and $262,806, respectively.

Traditional investment contracts, such as GICs, provide for a fixed return on principal invested for a specified period of time. The issuer of a traditional contract is a financially responsible counterparty, typically an insurance company, bank, or other financial services institution. The issuer accepts a deposit from the plan and purchases investments, which are held by the issuer. The issuer is contractually obligated to repay principal and interest at the stated coupon rate to the plan, and guarantees liquidity at contract value prior to maturity for routine permitted participant-initiated withdrawals from the plan's stable value fund. "Permitted participant-initiated withdrawals" mean withdrawals from the plan's stable value fund which directly result from participant transactions which are allowed by the plan, such as participant withdrawals for benefits, loans, or transfers to other funds or trusts within the plan.

In contrast to traditional investment contracts, the investments underlying a synthetic structure are owned by the plan. SICs consist of a portfolio of underlying assets owned by the plan, and a wrap contract issued by a financially responsible third party, typically an insurance company, bank or other financial services institution. The issuer of the wrap contract provides for unscheduled withdrawals from the contract at contract value, regardless of the value of the underlying assets, in order to fund routine permitted participant-initiated withdrawals from the plan's stable value fund. SICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero.

The crediting rate is based, in part, on the relationship between the contract value and the market value of the underlying assets, as well as previously realized gains and losses on underlying assets. The crediting rate will generally reflect, over time, movements in prevailing interest rates. However, at times the crediting rate may be more or less than prevailing rates or the actual income earned on the underlying assets. In most cases, realized and unrealized gains and losses on the underlying investments are not reflected immediately in the net assets of the plan's stable value fund, but rather are amortized either over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate.

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The average portfolio yields were approximately 4% for both 2007 and 2006. The crediting interest rates were approximately 5.0% for 2007 and 4.8% for 2006.

The existence of certain conditions can limit the plan's ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of the plan which causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the plan, tax disqualification, certain plan amendments if issuers' consent is not obtained, improper communications to participants, group terminations, group layoffs, early retirement programs, mergers, sales, spin-offs, and bankruptcy.

In addition to the limitations noted above, issuers of investment contracts have certain rights to terminate a contract and settle at an amount which differs from contract value. For example, certain breaches by the plan or the investment manager of their obligations, representations, or warranties under the terms of an investment contract can result in its termination at market value, which may differ from contract value. Investment contracts may also provide for termination with no payment obligation from the issuer if the performance of the contract constitutes a prohibited transaction under ERISA or other applicable law. SICs may also provide issuers with the right to reduce contract value in the event an underlying security suffers a credit event or terminate the contract in the event certain investment guidelines are materially breached and not cured.

7. Nonparticipant-Directed Investments

Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,	
(thousands of dollars)	**2007**	**2006**
Net Assets:		
Investments, at fair value:		
Pfizer Inc common stock	$746,474	$1,207,194
Common/collective trust funds	1,351	817
Total investments	747,825	1,208,011
Receivables:		
Company contributions	2,894	3,595
Participant contributions for loan repayments	13	--
Net assets available for plan benefits	$750,732	$1,211,606

	Year-ended December 31,	
(thousands of dollars)	**2007**	**2006**
Changes in Net Assets:		
Investment income/(loss):		
Net appreciation/(depreciation) in investments	$ (106,815)	$ 130,346
Pfizer Inc common stock dividends	43,699	46,561
Interest and dividend income	144	185
	(62,972)	177,092
Contributions and other:		
Company contributions	111,626	123,711
Benefits paid to participants	(201,809)	(169,541)
Transfers to participant directed investments	(308,217)	(132,573)
Loan transaction transfers, net	498	311
	(397,902)	(178,092)
Net decrease	(460,874)	(1,000)
Net assets available for plan benefits:		
Beginning of year	1,211,606	1,212,606
End of year	$ 750,732	$1,211,606

8.   Reconciliation of Financial Statements to Form 5500

Amounts allocated to withdrawing participants are recorded as benefits paid on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date. Deemed distributions, representing withdrawing participants with outstanding loan balances for which no post-default payment activity has occurred, are not reported on Form 5500 in net assets available for plan benefits. Also, investments in fixed income funds representing GICs and SICs are reported on Form 5500 at fair value, whereas the net assets available for plan benefits in the financial statements report such investments at contract value.

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Plan's Form 5500 filed for 2006 and expected to be filed for 2007.

	December 31,	
(thousands of dollars)	**2007**	**2006**
Net assets available for plan benefits per the financial statements	$4,504,099	$4,954,217
Adjustment of fixed income fund investments from contract value to fair value	2,238	(4,419)
Amounts allocated to withdrawing participants	(966)	(1,904)
Deemed distributions	(2,283)	(2,205)
Net assets available for plan benefits per Form 5500	$4,503,088	$4,945,689

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	December 31,	
(thousands of dollars)	**2007**	**2006**
Benefits paid to participants per the financial statements	$936,578	$544,325
Amounts allocated to withdrawing participants and deemed distributions at end of year	3,249	4,109
Amounts allocated to withdrawing participants and deemed distributions at beginning of year	(4,109)	(2,004)
Benefits paid to participants per the Form 5500	$935,718	$546,430

The following is a reconciliation of net appreciation/(depreciation) in investments per the financial statements to the Form 5500:

	December 31,	
(thousands of dollars)	**2007**	**2006**
Net appreciation/(depreciation) in investments per the financial statements	$(6,915)	$508,693
Adjustment of fixed income fund investments from contract value to fair value at end of year	2,238	(4,419)
Adjustment of fixed income fund investments from contract value to fair value at beginning of year	4,419	--
Net appreciation/(depreciation) in investments per the Form 5500	$ (258)	$504,274

9. Subsequent events

On January 1, 2008, the Pharmacia Savings Plan was merged into the Pfizer Savings Plan. Participants eligible to participate in or who held balances in the Pharmacia Savings Plan became eligible to participate in the Pfizer Savings Plan. Participant balances were transferred into investment options offered by the Pfizer Savings Plan as of that date. The Company matching contribution formula elected by the participant under the Pharmacia Retirement Choice Program as of December 31, 2007, remains in effect under the Pfizer Savings Plan.

PFIZER SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2007
(thousands of dollars)

	Interest Rate	Maturity Date	Number of Shares or Units	Cost	Fair Value
Corporate Stock - Common					
*Pfizer Inc Common Stock			58,095,920	$ 768,840	$1,320,520
Common/Collective Trust Funds					
*NTGI - QM Collective Daily S&P 500 Equity Index Fund - Lending			106,310	$ 293,227	$ 430,811
*NTGI - QM Collective Daily Russell 2000 Equity Index Fund - Lending			44,905	38,762	40,845
*NTGI Collective Short-Term Investment Fund			28,415,648	28,416	28,416
Collective Short-Term Investment Fund			3,661,588	3,661	3,661
Barclays Global Investors Lifepath Retirement Fund N			1,594,559	29,812	33,087
Barclays Global Investors Lifepath 2010 Fund N			3,398,536	67,830	76,603
Barclays Global Investors Lifepath 2020 Fund N			4,303,121	90,109	102,457
Barclays Global Investors Lifepath 2030 Fund N			3,325,819	71,849	82,447
Barclays Global Investors Lifepath 2040 Fund N			2,502,810	56,448	64,022
BGI US Debt Index Fund K			7,252,040	157,059	167,377
Capital Guardian All Country World (ex-U.S.) Equity Fund Unit Class I			22,941,360	278,375	374,403
				$ 1,115,548	$ 1,404,129
Mutual Funds					
Fidelity Mid Cap Stock Fund			8,388,569	$ 214,949	$ 245,282
Fidelity Large Cap Blend Fund			2,945,247	83,239	86,590
Fidelity Large Cap Growth Fund			3,022,278	173,678	250,789
Fidelity Low Price Stock Fund			5,139,365	181,252	211,382
Fidelity Specialty Technology Fund			973,972	63,674	79,203
T.Rowe Price Health Science Fund			2,889,012	67,021	81,817
T.Rowe Price Small Cap Stock Fund			5,617,067	166,628	170,703
T.Rowe Price Value Fund			9,317,337	207,274	241,039
				$1,157,715	$1,366,805
Fixed Income Funds					
T.Rowe Price Stable Value Fund--Synthetic Guaranteed Investment Contracts:					
Bank of America Contract #03-099	5.07%	10/20/2014	65,245,859	$65,246	$65,559
IXIS Financial Product Contract #WR-1828-01	5.07%	10/20/2014	65,237,658	65,238	65,551
Rabobank Contract #WLC-100301	5.07%	10/20/2014	65,241,941	65,242	65,555
State Street Contract #96028	5.07%	--	76,798,638	76,799	77,167
T.Rowe Price Stable Value Fund--Guaranteed Investment Contracts:					
ING USA Annuity, Contract #IUS0248	5.60%	5/16/2011	5,175,429	5,175	5,315
ING USA Annuity, Contract #IUS0284	5.30%	8/15/2012	5,160,452	5,160	5,280
MetLife Ins. Co. of CT, Contract #29699	5.10%	2/15/2012	5,207,236	5,207	5,302
Metropolitan Life Ins., Contract #29611	5.32%	8/15/2011	3,059,806	3,060	3,134
Metropolitan Life Ins., Contract #29676	5.37%	11/15/2011	2,516,896	2,517	2,585
Metropolitan Life Ins., Contract #GAC29114	3.90%	5/15/2009	4,610,288	4,610	4,582
Metropolitan Life Ins., Contract #GC29272	4.77%	2/10/2010	2,845,872	2,846	2,871
Monumental Life, Contract #SV04488Q	4.50%	11/15/2009	3,962,896	3,963	3,974
Monumental Life, Contract #SV04566Q	4.49%	8/16/2010	5,083,722	5,084	5,097
Monumental Life, Contract #SV04669Q	5.23%	8/15/2011	2,039,207	2,039	2,084
Monumental Life, Contract #SV04712Q	5.03%	11/15/2011	5,191,126	5,191	5,277
Principal Life Insurance, Contract #7-05924-4	5.18%	5/15/2012	4,168,272	4,168	4,253
Principal Life Insurance, Contract #7-05924-1	4.08%	9/15/2008	5,059,478	5,059	5,049
Principal Life Insurance, Contract #7-05924-2	4.42%	5/14/2010	3,904,737	3,905	3,910

Principal Life Insurance, Contract #7-05924-3	5.25%	2/15/2011	5,228,832	5,229	5,344
Protective Life, Contract #GA-1893	5.00%	11/15/2010	5,031,480	5,031	5,108
Security Life of Denver, Contract #IUS0178	4.46%	3/10/2010	5,182,066	5,182	5,193
				$345,951	$348,190

	4.75% to	Jan. 2008 to Dec.			
Loans to Participants (6,827 loans)	10.5%	2022			$56,958

Total					**$4,496,602**

* Party-in-interest as defined by ERISA

See accompanying report of independent registered public accounting firm.

PFIZER SAVINGS PLAN
SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
Year Ended December 31, 2007
(thousands of dollars)

(a) Identity of party involved	(b) Description of asset	(c) Purchase price	(d) Selling price	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain/ (loss)
Pfizer Inc*	Common stock - 30 purchases	$127,467	$ --	$127,467	$127,467	$ --
Pfizer Inc*	Common stock - 523 sales	$ --	$606,805	$298,681	$606,805	$308,124

* Party-in-interest as defined by ERISA

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

PFIZER SAVINGS PLAN

By: /s/ Richard A. Passov

Richard A. Passov
Chair, Savings Plan Committee

Date: June 25, 2008

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Savings Plan Committee
Pfizer Savings Plan:

We consent to the incorporation by reference in the Registration Statements on Form S-8 dated October 5, 1994 (File No. 33-55771) and June 19, 2000 (File No. 333-39610) of our report dated June 25, 2008, relating to the statements of net assets available for plan benefits of the Pfizer Savings Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for plan benefits for each of the years then ended, and the related supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2007 and Schedule H, Line 4j - Schedule of Reportable Transactions for the Year Ended December 31, 2007, which report appears in the December 31, 2007 annual report on Form 11-K of the Pfizer Savings Plan.

/s/ KPMG LLP

Memphis, Tennessee

June 25, 2008